MATERIAL CHANGE REPORT
FORM 51-102F3

Item 1.	Name and Address of Company
Algonquin Power & Utilities Corp. (“Algonquin”) 354 Davis Road Oakville, Ontario L6J 2X1
Item 2.	Date of Material Change
February 5, 2020
Item 3.	News Release

Algonquin issued a news release through Canada Newswire on February 5, 2020, a copy of which is attached hereto as Schedule A. The news release was also filed on Algonquin’s SEDAR profile at www.sedar.com.

Item 4.	Summary of Material Change

On February 5, 2020, Algonquin announced the appointment of Arun Banskota to the newly-created position of President. Mr. Banskota will work closely with Chief Executive Officer Ian Robertson and other members of the Executive Team to transition into the role of Chief Executive Officer in 2020. Following this transition, Mr. Robertson is expected to continue to contribute to Algonquin through a collaborative investment platform focused on identifying and partnering with Algonquin on growth and development opportunities.

Concurrently with the above, Algonquin also announced that David Bronicheski, Chief Financial Officer of Algonquin, is retiring in the fall of 2020 and that Arthur Kacprzak, Vice President, Treasury and Treasurer, has been promoted to Senior Vice President and Deputy Chief Financial Officer of Algonquin.

Item 5.	Full Description of Material Change
Reference is made to the press release attached as Schedule A hereto.
Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102
This report is not being filed on a confidential basis.
Item 7.	Omitted Information
Not applicable.
Item 8.	Executive Officer
For further information please contact David Bronicheski, Chief Financial Officer of Algonquin, at (905) 465-4500.
Item 9.	Date of Report
February 18, 2020

SCHEDULE A

(See attached)